IMRIS REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

•	Quarterly revenues were $17.8 million, an increase of 54 percent over the prior year;

•	Net loss in the third quarter improved to $3.8 million, or $0.07 per diluted share, compared with a prior-year net loss of $8.5 million, or $0.19 per diluted share;

•	Quarterly gross margins of 38.2 percent of sales, a 14.4 percent of sales improvement from the prior year;

•	New order bookings of $14.5 million resulted in an ending backlog of $101.4 million;

•	Entered into a secured loan facility agreement for $25 million with Deerfield Management Company L.P., a healthcare investment firm with $3.5 billion of assets under management;

•	The spinal surgery team at Duke University Medical Center in Durham, NC, completed the first surgical cases using VISIUS iCT in October 2013.

WINNIPEG, Manitoba & MINNEAPOLIS, Minnesota, November 4, 2013 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported its results for the third quarter ended September 30, 2013. All figures are reported in U.S. dollars. Third quarter revenues were $17.8 million compared with $11.6 million for the same period last year. Net loss in the third quarter improved to $3.8 million, or $0.07 per diluted share, compared with a prior-year net loss of $8.5 million, or $0.19 per diluted share.

Commented Jay D. Miller, President and Chief Executive Officer of IMRIS: “We are pleased to report a solid third quarter. Revenue in the quarter rose 54 percent due to increased revenue from our VISIUS® Surgical Theatres, as well as higher service revenues from maintenance contracts. Greater sales volumes improved gross margins and profitability versus the prior-year period. While we continue to expect lumpy quarterly performance in a challenging healthcare capital equipment marketplace, we believe the underlying trends in our business are moving in the right direction. We are excited about the progress we are making in the continued development of image-guided intraoperative technologies for the surgical theatre.”

Financial Highlights:

	3 months ended September 30 (unaudited)			9 months ended September 30 (unaudited)
($000’s except per share amounts)	2013	2012	Change	2013	2012	Change
Sales	17,765	11,569	53.6%	36,057	32,297	11.6%
Gross profit	6,781	2,751	146.5%	12,910	10,803	19.5%
Gross profit as % of sales	38.2%	23.8%	n/m [1]	35.8%	33.4%	n/m [1]
Operating expenses	10,771	11,341	(5.0%)	32,381	32,011	1.2%
Adjusted EBITDA[2]	(2,535)	(7,128)	(64.4%)	(15,167)	(17,078)	(11.2%)
Operating loss	(3,990)	(8,590)	(53.6%)	(19,471)	(21,208)	(8.2%)
Net loss	(3,804)	(8,520)	(55.4%)	(20,385)	(21,152)	(3.6%)
Basic loss per share	($ 0.07)	($ 0.19)	(63.2%)	(0.41)	($ 0.46)	(10.9%)
Diluted loss per share	($ 0.07)	($ 0.19)	(63.2%)	(0.41)	($ 0.46)	(10.9%)

1 Not Meaningful

2 Adjusted EBITDA is defined as earnings before interest income (expense) and other, stock based compensation, gain on asset sale, foreign exchange, embedded derivatives, income taxes and amortization.

Revenue

Revenue for the three months ended September 30, 2013, rose to $17.8 million compared with $11.6 million for the same period last year. Revenue from VISIUS Surgical Theatres for the 2013 third quarter was $4.8 million higher compared with the same period last year, due to additional scheduled project deliveries of major system components, as well as increased project installation activities at varying stages of completion. Reflecting the Company’s focus on building service revenues, extended maintenance contract revenue was $1.4 million higher than the same period last year. The increase stemmed from additional extended maintenance contracts from a larger installed base that have transitioned off warranty to chargeable service programs. Revenue for the nine months ended September 30, 2013, was $36.1 million compared with $32.3 million for 2012, due to additional revenue from extended maintenance contracts, as well as higher revenue from scheduled project deliveries of major system components.

Gross Profit

Gross profit in the 2013 third quarter increased to $6.8 million compared with $2.8 million for the same period last year. Year-to-date gross profit was $12.9 million compared with $10.8 million for the same period last year. Impacting gross profit were additional scheduled installation activities, due to a high rate of product development installations for the Company’s MR Guided Radiation Therapy (MRgRT) and iCT systems, as well as higher gross profit from the additional extended maintenance contracts. Gross profit as a percentage of sales in the 2013 third quarter was 38.2 percent compared with 23.8 percent in the same period last year. Year-to-date, gross profit as a percentage of sales was 35.8 percent compared with 33.4 percent in 2012. Gross profit as a percentage of sales is expected to continue to vary based on the underlying installations in each quarter, with full year 2013 gross profit expected to be approximately 35 percent.

Operating Expenses

IMRIS continued to invest in order to grow the business. Operating expenses for the 2013 third quarter were $10.8 million compared with $11.3 million for the same period last year, a decrease of $0.6 million. Total one-time costs during the third quarter to relocate IMRIS’ operations to Minnesota were $0.8 million, compared with no expenses a year ago. Other operating expenses declined $1.3 million, mainly due to lower expenses of $2.0 million in research and development costs primarily for robotics, MRgRT and other ancillary research projects; these decreases were offset by additional rent and utilities expense of $0.4 million at the new Minnesota facility and higher employee-related costs of $0.3 million. Year-to-date operating expenses were $32.4 million, up $0.4 million compared with 2012, primarily due to additional one-time relocation costs, offset by lower research and development costs for robotics, MRgRT and other projects.

Other Income

Foreign exchange income for the three and nine month periods ended September 30, 2013, rose $0.3 million and declined $0.8 million, respectively, resulting in income of $0.4 million and loss of $0.7 million for those periods, respectively, compared with the same periods in 2012. The change is due to a weakening U.S. dollar against the Company’s higher net foreign denominated monetary assets compared to the same period in 2012, which resulted in income on revaluation.

Interest and other expense for the three and nine months ended September 30, 2013, includes interest expense of $88,000, warrant discount amortization of $49,000 and debt issuance cost amortization of $17,000. The remainder is other net interest expense and banking fees. Interest expense, warrant discount amortization, and debt issuance cost amortization are recognized on an effective interest rate method over five years.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA for the 2013 third quarter was negative $2.5 million and improved from negative $7.1 million for the same period last year. Adjusted EBITDA for the 2013 third quarter reflects higher gross profit of $4.0 million, lower operating expenses of $0.6 million, higher foreign exchange income of $0.3 million, and higher interest expense of $0.2 million. Year-to-date, Adjusted EBITDA was negative $15.2 million compared with negative $17.1 million for the same period last year. The improvement in negative Adjusted EBITDA stemmed primarily from higher gross profit of $2.1 million, partially offset by higher operating expenses of $0.4 million.

Net Loss

Net loss in the 2013 third quarter was down $4.7 million compared with the same period last year. Net loss improved to $0.07 per diluted share versus a loss of $0.19 per diluted share in the prior-year quarter. The decrease in net loss was primarily due to higher gross profit of $4.0 million, lower operating expenses of $0.6 million, and higher foreign exchange income of $0.3 million, partially offset by higher interest expense of $0.2 million.

Liquidity and Capital Resources

Cash and restricted cash at September 30, 2013, totaled $28.4 million and accounts receivable were $14.8 million. These funds, together with ongoing operating cash flow, will be used to fund the company’s working capital and for general corporate purposes.

On September 16, 2013, IMRIS entered into a secured loan facility agreement for $25 million and received the $25 million following execution of the agreement. The loan matures five years from the date of the agreement and may be prepaid subject to certain restrictions. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the disbursement, except that, if IMRIS achieves certain revenue targets, the principal payment due on the third anniversary can be deferred for up to two years and the payment due on the fourth anniversary can be deferred for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9 percent per annum. In connection with the loan, the lender received warrants to purchase 6.1 million shares of IMRIS common stock at an exercise price of $1.94 per share.

Backlog1

During the 2013 third quarter, $14.5 million in new orders were received and $17.8 million of backlog was converted into revenues. The change in the U.S. dollar versus the foreign currencies of the orders in backlog resulted in a marginal increase in the value of the backlog. Backlog at September 30, 2013, was $101.4 million and comprised of $47.2 million of system orders and $54.2 million in service contracts.

Other Developments

Duke University Medical Center in Durham, North Carolina, reported in October 2013 its first surgical spine cases using the VISIUS iCT. IMRIS expects that with further usage, surgeons will discover the value of the iCT’s on-demand access, improved workflow, and state-of-the-art image quality and dose management. The Duke neurosurgery team also recently performed its initial tumor removal cases with its second purchased system, a VISIUS iMRI. Both the VISIUS iCT and VISIUS iMRI move in and out of the operating suite on ceiling rails, enabling surgeons to take high-quality CT and MR images during procedures without moving or repositioning the patient.

On October 22, 2013, IMRIS announced that neurosurgeons from Huashan Hospital at Fudan University in Shanghai, China, received the prestigious Journal of Neuro-Oncology Award at the annual Congress of Neurological Surgeons (CNS) in San Francisco. Their preliminary results show that high-field intraoperative MRI (iMRI) within the VISIUS® Surgical Theatre contributes to significantly increased complete resection rates in glioma tumors. Complete resection rates in the iMRI group and control group were 86 percent and 53 percent, respectively.

1 See “Non-GAAP Financial Measures” in the Company’s Q3 2013 MD&A for further information on backlog.

Outlook

Miller stated: “We have begun to show what this company is capable of delivering. IMRIS has a compelling line-up of FDA-approved and development-stage products that will provide a strong foundation for the future, and the clinical results from our customer base continue to show the clear benefits of intraoperative imaging. Our objectives remain to increase our bookings in a continually challenging environment for healthcare capital equipment, to drive sustained growth through the adoption of our products and services by customers, to continue operational improvements and to enhance long-term shareholder value.”

Given the delay in expected customer bookings, including the later than anticipated FDA approval of the iCT, and construction delays at certain customer sites, full-year 2013 revenues are expected to be in the range of $47 million to $49 million, and include revenues from the conversion of both system and service backlog. Included in this forecast are revenues associated with orders for the VISIUS Surgical Theatres equipped with a ceiling mounted CT. IMRIS’ quarterly revenue profile varies depending on the underlying system installations in each period. The Company anticipates that 2013 fourth-quarter revenues will be lower than expected and in the $11 million to $13 million range, as certain customer sites have been delayed and, therefore, impact IMRIS’ ability to deliver and install in the period.

Gross profit as a percentage of sales is forecast to be in the range of 35 percent for the 2013 fourth quarter, as installation activity is projected to be lower, resulting in full-year 2013 gross profit guidance of 35 percent.

Taken together, IMRIS anticipates total cash and non-cash operating expenses in 2013 to be approximately $53 million, as summarized below:

2013 Forecast	Millions
Cash operating expenses	$ 35.0
Minneapolis relocation costs	4.0
Research & development charge	3.0
Total	42.0
Research & development charge (non-cash)	5.0
Depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	53.0

The Company’s cash requirements in 2013 include funding for operations, capital investments related to robotics, iCT and MRgRT test labs, costs related to the U.S. relocation and prepaid development costs associated with collaborative arrangements. Total capital expenditures for the 2013 fourth quarter are expected to be in the range of $0.8 million to $0.9 million.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET, November 4, 2013. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-416-644-3414 or 1-800-814-4859. To access the live audio webcast, please visit IMRIS’ website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on November 11, 2013. To access the rebroadcast from Canada please call 1-877-289-8525 or 1-416-640-1917 and enter access code 4647943. From the U.S., please call 1-303-590-3030 or 1-800-406-7325 and enter access code 4647943.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 54 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill
Executive Vice President Finance and
Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com